EQUITABLE                          EQUITABLE VARIABLE LIFE INSURANCE COMPANY
VARIABLE LIFE INSURANCE COMPANY    Two Penn Plaza
        NEW YORK, N.Y.             New York, NY  10121

[EVLICO LOGO]



                                       March 16, 1987




Equitable Variable Life Insurance Company
787 Seventh Avenue
New York, New York  10019



       This opinion is furnished in connection with the Registration Statement on Form S-6, File No. 33-8237 ("Registration Statement") of Separate Account FP ("Separate Account FP") of Equitable Variable Life Insurance Company ("Equitable Variable") and Equitable Variable covering an indefinite number of units of interest in the Separate Account under variable life insurance policies with additional premium option ("Policies"). Initial premiums and, after the deduction of a $25 administrative charge, additional premiums received under the Policies may be allocated to Separate Account FP as described in the Prospectus included in the Registration Statement.


       I participated in the preparation of the Policies and I am familiar with their provisions. I am also familiar with the description contained in the Prospectus. In my opinion:

       1. The illustrations of Insurance Benefit, Policy Account, Cash Surrender Values and accumulated premiums for the Policies in Part 5 of the Prospectus, based on the assumptions stated in the illustrations, are consistent with the provisions of the Policies. The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in the illustrations, appear to be correspondingly more favorable to a prospective purchaser of Policies for males age 10, 35 or 55 than to prospective purchasers of Policies for a male at other ages or for a female.

       2. The examples of Insurance Benefit, Policy Account and Cash Surrender Values for the
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           Policies, set forth under "Hypothetical Illustrations" in Part 1 of the Prospectus, based on the Net Returns of the Common Stock Division and the Money Market Divisions of the Separate Account and the assumptions stated with the examples, are consistent with the provisions of the Policies. The rate structure of the Policies has not been designed so as to make the relationship between premiums and benefits, as shown in the examples, appear to be correspondingly more favorable to a prospective purchaser of Policies for males age 35 than to prospective purchasers of Policies for a male at other ages or for a female.


       3. The "Table Of Factors Used In Determining the Insurance Benefit", set forth under "Insurance Benefit" in Part 3 of the Prospectus, contains the factors to be used for males and females of illustrative ages. These factors have not been designed so as to make the factors more favorable for the ages illustrated than for a male or female at other ages.


       I hereby consent to the use of this opinion as an exhibit to the Registration Statement and to the reference to my name under the heading "Financial And Actuarial Experts" in the Prospectus.


                                        Very truly yours,


                                        /s/ Joseph O. North, Jr.

                                            Joseph O. North, Jr.
                                            Vice President and Actuary


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